UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Advent Technologies Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00788A105

(CUSIP Number)

August 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 12

CUSIP NO. 00788A105

1.	Names of Reporting Persons

F.E.R. fischer Edelstahlrohre GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Germany

Number of Shares	5.	Sole Voting Power 0
Beneficially Owned by Each	6.	Shared Voting Power 5,124,846(1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,124,846(1)

(1) All 5,124,846 shares are held of record by F.E.R. fischer Edelstahlrohre GmbH (“Fischer GmbH”). Fischer GmbH is 100% owned by fischer group SE & Co. KG (“Fischer KG”). Johann Fischer holds an interest and 51% of the voting power in Fischer KG. The remaining interests in Fischer KG are held by Hans-Peter Fischer, Roland Fischer and Michaela Behrle.

Schedule 13G	Page 3 of 12

CUSIP NO. 00788A105

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,124,846(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)*

9.99%(2)

12.	Type of Reporting Person (See Instructions)

CO

(1) All 5,124,846 shares are held of record by F.E.R. fischer Edelstahlrohre GmbH (“Fischer GmbH”). Fischer GmbH is 100% owned by fischer group SE & Co. KG (“Fischer KG”). Johann Fischer holds an interest and 51% of the voting power in Fischer KG. The remaining interests in Fischer KG are held by Hans-Peter Fischer, Roland Fischer and Michaela Behrle.

(2) The percentage of ownership reported in this Schedule 13G is based upon 46,128,745 shares of common stock of the issuer outstanding as of August 10, 2021, as reported on the issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2021. The 5,124,846 shares beneficially owned by the Reporting Persons were issued to Fischer GmbH upon the consummation of the sale by Fischer GmbH of two of its subsidiaries to the issuer, as reported by the issuer In Its Current Report on Form 8-K filed with the SEC on September 1, 2021.

Schedule 13G	Page 4 of 12

CUSIP NO. 00788A105

1.	Names of Reporting Persons

fischer group SE & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Germany

Number of Shares	5.	Sole Voting Power 0
Beneficially Owned by Each	6.	Shared Voting Power 5,124,846(1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,124,846(1)

(1) All 5,124,846 shares are held of record by F.E.R. fischer Edelstahlrohre GmbH (“Fischer GmbH”). Fischer GmbH is 100% owned by fischer group SE & Co. KG (“Fischer KG”). Johann Fischer holds an interest and 51% of the voting power in Fischer KG. The remaining interests in Fischer KG are held by Hans-Peter Fischer, Roland Fischer and Michaela Behrle.

Schedule 13G	Page 5 of 12

CUSIP NO. 00788A105

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,124,846(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)*

9.99%(2)

12.	Type of Reporting Person (See Instructions)

CO

(1) All 5,124,846 shares are held of record by F.E.R. fischer Edelstahlrohre GmbH (“Fischer GmbH”). Fischer GmbH is 100% owned by fischer group SE & Co. KG (“Fischer KG”). Johann Fischer holds an interest and 51% of the voting power in Fischer KG. The remaining interests in Fischer KG are held by Hans-Peter Fischer, Roland Fischer and Michaela Behrle.

(2) The percentage of ownership reported in this Schedule 13G is based upon 46,128,745 shares of common stock of the issuer outstanding as of August 10, 2021, as reported on the issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2021. The 5,124,846 shares beneficially owned by the Reporting Persons were issued to Fischer GmbH upon the consummation of the sale by Fischer GmbH of two of its subsidiaries to the issuer, as reported by the issuer In Its Current Report on Form 8-K filed with the SEC on September 1, 2021.

Schedule 13G	Page 6 of 12

CUSIP NO. 00788A105

1.	Names of Reporting Persons

Johann Fischer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Germany

Number of Shares	5.	Sole Voting Power 0
Beneficially Owned by Each	6.	Shared Voting Power 5,124,846(1)
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,124,846(1)

(1) All 5,124,846 shares are held of record by F.E.R. fischer Edelstahlrohre GmbH (“Fischer GmbH”). Fischer GmbH is 100% owned by fischer group SE & Co. KG (“Fischer KG”). Johann Fischer holds an interest and 51% of the voting power in Fischer KG. The remaining interests in Fischer KG are held by Hans-Peter Fischer, Roland Fischer and Michaela Behrle.

Schedule 13G	Page 7 of 12

CUSIP NO. 00788A105

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,124,846(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)*

9.99%(2)

12.	Type of Reporting Person (See Instructions)

IN

(1) All 5,124,846 shares are held of record by F.E.R. fischer Edelstahlrohre GmbH (“Fischer GmbH”). Fischer GmbH is 100% owned by fischer group SE & Co. KG (“Fischer KG”). Johann Fischer holds an interest and 51% of the voting power in Fischer KG. The remaining interests in Fischer KG are held by Hans-Peter Fischer, Roland Fischer and Michaela Behrle.

(2) The percentage of ownership reported in this Schedule 13G is based upon 46,128,745 shares of common stock of the issuer outstanding as of August 10, 2021, as reported on the issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2021. The 5,124,846 shares beneficially owned by the Reporting Persons were issued to Fischer GmbH upon the consummation of the sale by Fischer GmbH of two of its subsidiaries to the issuer, as reported by the issuer In Its Current Report on Form 8-K filed with the SEC on September 1, 2021.

Schedule 13G	Page 8 of 12

CUSIP NO. 00788A105

Item 1.	(a)	Name of Issuer:

Advent Technologies Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

200 Clarendon Street Boston, MA 02116

Item 2.	(a)	Name of Person Filing:

F.E.R. fischer Edelstahlrohre GmbH
fischer group SE & Co. KG
Johann Fischer

	(b)	Address of Principal Business Office or, if none, Residence:

Im Gewerbegebiet 7
77855 Achern-Fautenbach
Germany

	(c)	Citizenship:

F.E.R. fischer Edelstahlrohre GmbH is formed under the laws of Germany. fischer group SE & Co. KG is formed under the laws of Germany. Johann Fischer is a German citizen.

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

	(e)	CUSIP Number:

00788A105
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

Schedule 13G	Page 9 of 12

CUSIP NO. 00788A105

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with §240.13d-(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: 5,124,846 shares(1)

	(b)	Percent of Class: 9.99%(2)

(1) All 5,124,846 shares are held of record by F.E.R. fischer Edelstahlrohre GmbH (“Fischer GmbH”). Fischer GmbH is 100% owned by fischer group SE & Co. KG (“Fischer KG”). Johann Fischer holds an interest and 51% of the voting power in Fischer KG. The remaining interests in Fischer KG are held by Hans-Peter Fischer, Roland Fischer and Michaela Behrle.

(2) The percentage of ownership reported in this Schedule 13G is based upon 46,128,745 shares of common stock of the issuer outstanding as of August 10, 2021, as reported on the issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2021. The 5,124,846 shares beneficially owned by the Reporting Persons were issued to Fischer GmbH upon the consummation of the sale by Fischer

Schedule 13G	Page 10 of 12

CUSIP NO. 00788A105

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 5,124,846(1)

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 5,124,846(1)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

GmbH of two of its subsidiaries to the issuer, as reported by the issuer In Its Current Report on Form 8-K filed with the SEC on September 1, 2021.

(1) All 5,124,846 shares are held of record by F.E.R. fischer Edelstahlrohre GmbH (“Fischer GmbH”). Fischer GmbH is 100% owned by fischer group SE & Co. KG (“Fischer KG”). Johann Fischer holds an interest and 51% of the voting power in Fischer KG. The remaining interests in Fischer KG are held by Hans-Peter Fischer, Roland Fischer and Michaela Behrle.

Schedule 13G	Page 11 of 12

CUSIP NO. 00788A105

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2021	F.E.R. fischer Edelstahlrohre GmbH
fischer group SE & Co. KG
Johann Fischer

/s/ Björn Weber
	By:	Björn Weber
	Title:	Attorney-in-Fact

Schedule 13G	Page 12 of 12

CUSIP NO. 00788A105

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the shares of Common Stock, par value $0.0001 per share, of Advent Technologies Holdings, Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Björn Weber as its or his agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings, and amendments thereto, required to be made by it or him with the Securities and Exchange Commission.

Date: September 7, 2021	F.E.R. fischer Edelstahlrohre GmbH

/s/ Björn Weber
	By:	Björn Weber
	Title:	Managing Director

fischer group SE & Co. KG

By: fischer group Verwaltungs SE, its general partner

/s/ Björn Weber
	By:	Björn Weber
	Title:	Executive Director

/s/ Johann Fischer